

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Anshul Maheshwari
Chief Financial Officer
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

> **Re: SI-BONE, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 2, 2023**
> **Response dated April 14, 2023**
> **File No. 001-38701**

Dear Anshul Maheshwari:

We have reviewed your April 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2023 letter.

Form 10-K for the fiscal year ended December 31, 2022

Consolidated Financial Statements
Property and Equipment, net, page 88

1. We have reviewed your response to prior comment 1 and have the following additional comments:

    - As it relates to any individual instruments that are added to an instrument tray that has been previously placed into service, please provide us an analysis on how you determined these additions should not be accounted for as "maintenance and repairs;"
    - Similarly, as it relates to any replacement instrument trays that are replacing instrument trays significantly before the end of their useful lives, please provide us an

analysis on how you determined these replacement trays should not be accounted for as "maintenance and repairs;"
- Please clarify for us in further detail the life cycle of an instrument tray that is returned to the company. For example, clarify whether these instrument trays remain intact or are disassembled into the individual instrument components;
- Please tell us the number of instrument trays that were replaced in 2022 and the range and average length of time these instrument trays were in service before being replaced;
- Please tell us the number of instrument trays that were returned to the company in 2022 and the range and average length length of time these instrument trays were in service before being returned; and
- Please tell us the estimated useful life of your instrument trays.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Michael Pisetsky, SVP & CLO